Northport Capital Inc.
#1100-1200 W. 73rd Ave.
Vancouver, BC, Canada V6P 6G5

April 20, 2007

VIA OVERNIGHT DELIVERY and EDGAR

Song P. Brandon, Esq.
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

MAIL STOP 6010

Re:	Northport Capital Inc. (the “Company”)
Registration Statement on Form SB-2/A 3
File Number 333-137300

Dear Ms. Brandon:

          This is in response to the staff’s comment letter of February 22, 2007, regarding the Registration Statement on Form SB-2/A 2 filed on behalf of Northport Capital Inc. (the “Company”) on February 14, 2007. Please find enclosed:

(i)	one (1) copy of Amendment 3 to the Company’s Form SB-2 filed on EDGAR on April 20, 2006; and

(ii)	one (1) copy of the marked version of such Form SB-2.

          The response set forth below refers to the marked version of Amendment 2 to the Form SB-2 filed herewith.

General

1.	Your financial statements are stale. Please update the financial statements to comply with the requirements of Item 310(g) of Regulation S-B.

The consolidated financial statements of the Company for the years ended December 31, 2006 and 2005 and the financial statements of its wholly owned subsidiary, Dalian Beigang Information Industry Development Company Limited, for the years ended December 31, 2005 and 2004, as well as the condensed consolidated unaudited financial statements of Northport Capital Inc. as of June 30,2006 and also for September 30,2006, are now included in the filing.

2.

We note your response to comment 2 and reissue the comment. Give the amount of time since the filing of your last amendments, please update your document, including your Risk Factor section to update the information as of a more recent date that the current date of September 30, 2006, as applicable.

All information in the document has been updated to December 31, 2006.

Risk Factors, page 8

3.

We note your responses to comments 10 and 11 and your supplemental response that you have deleted the risk factors entitled “Sales of a substantial number of Shares of our common stock to the public…”; “Effects on shareholders of Colorado Statutes regarding director indemnification…”; and “Effects on shareholders of Colorado Statutes regarding business amalgamations…” because you do not believe these risk factors are applicable to your shareholder. Please explain to us why you do not believe these risk factors are applicable to your shareholder.

We believe that the risk factor “Sales of a substantial number of Shares of our common stock to the public into the public market by the selling stockholders may result in significant downward pressure on the price of our common stock and could affect the ability of our stockholders to realize any current trading price of our common stock” should not have been deleted from the registration statement. Accordingly, we revised this risk factor as you requested in your December 2006 comment letter by adding an additional risk factor titled “Selling shareholders may impact our stock value through the execution of short sales which may decrease the value of our common stock,” and explaining what a short sale is and how downward pressure could result in such short sales.

The risk factor “Effects on shareholders of Colorado Statutes regarding business amalgamations” was deleted from the risk factors because we believe that the Colorado antitrust laws do not present a significant risk to our shareholders that would require disclosure.

We believe that the risk factor “Effects on shareholders of Colorado Statutes regarding director indemnification” should not have been deleted from the registration statement, as the indemnification and limitation of liability of our directors and officers presents a significant risk to our shareholders, as such indemnification and/or limitation of liability could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

Accordingly, as you suggested in your December 2006 comment letter, we have revised this risk factor including the new heading “Limitations on Liability and

Indemnification of Directors and Officers May Result in Expenditures by the Company.”

“We have yet to attain profitable operations and our accounts believe there is…,” page 14

4.

We note your response to comment 13 and your revised disclosure. However, our comments sought for you to disclose approximately how long you anticipate that your current cash resources will continue to fund your operations as well as to provide similar information in your Liquidity and Capital Resources section. Therefore, our comment is reissued. Please revise your disclosure accordingly.

We have amended our disclosure to reflect our opinions on our cash position and how long this will continue to fund our operations. We have also included commentary from our auditor as contained in the notes to his audited financial statements for December 31, 2006. Specific disclosure in both the Risk section and the Liquidity and Capital resources section includes the following statement:

“In view of the matters described above, continued operation of the Company is dependent upon the Company’s ability to raise additional capital, obtain financing and succeed in its future operations. Management has taken steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. The Company is actively pursuing additional funding and potential merger or acquisition candidates and strategic partners, which would enhance stockholders’ investment. Management believes that the above actions will allow the Company to continue operations through the next fiscal year.”

Business of the Company, page 33

General, page 33

5.

We note your response to comment 26 and your supplemental response that you have retained reference to Lenovo’s excellent relationship with the Yingkou tax bureau since such fact was state to you independently by the Yingkou tax bureau management. Please revise your disclosure on page 34 where you discuss Lenovo’s relationship with the Yingkou tax bureau to provide similar disclosure.

We have revised our disclosure (now page 36-37) as requested.

Management’s Discussion and Analysis of Plan of Operations, page 34

Liquidity of Capital Resources, page 42

6.	You added disclosure that references you intention to raise at least $500,000 through the “new issuance of treasury stock.” We were unable to identify in your financial statements the existence of any treasury shares. Please explain what was meant by this statement and how you have accounted for these treasury shares.

We have revised our disclosure to correctly reflect the fact that we would intend to issue new common shares since we have authorized common shares of 100,000,000 and have issued only 26,500,000 to date.

Executive Compensation, page 59

7.	Please revise your Executive Compensation section to include disclosure for the fiscal year ended December 31, 2006.

We have amended our disclosure for the Executive Compensation to add the 2006 figures as follows:

Zhao Yan	$17,560.98
(total compensation of 144,000 Yuan converted to U.S. Dollars using a conversion rate of $1.00 = 8.2 Yuan)

Zhong Bo Jia	96,000 Yuan or $11,707.32
(total compensation of 96,000 Yuan converted to U.S. Dollars using a conversion rate of $1.00 = 8.2 Yuan)

James Wang	$0.00

8.	Please revise your Executive Compensation so that it complies with the new executive compensation rules. Please see Release No. 33-8723A.

Our disclosure for executive Compensation has been revised to comply with release No. 33-8723A.

Note 2. General Organization and Business, page F-4

9.	Refer to your response to comment 34. Please provide to us your analysis under the guidance of EITF 02-5 that you used to determine that the two companies that you combined were under common control.

A group of shareholders holding 50.79% of the voting interest of Northport Capital Inc. and 100% of the voting interest of Dalian Beigang have executed an agreement to vote in concert. As there is contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists, we have relied on Issue No 3 (c) of EITF 02 – 5 that common control exists.

Northport Capital Inc. – Financial Statements – December 31, 2005

1.      Summary of Significant Accounting Policies and Organizations, page F-14

(A) Organization, page F-14

10.

Refer to your response to comment 33 and 34. In light of your assertion that the acquisition completed on May 17, 2006 represents an exchange of assets between entities under common control, please explain to us how you applied the guidance of paragraphs D-11 through D-18 of SFAS 141 related to this exchange.

Under paragraph D – 14, the company adopts the pooling method to account for the exchange of shares between Northport Capital Inc. and the shareholders of Dalian Beigang. The company also follows paragraphs D – 15 and D – 17 to apply the pooling method retroactively, and has restated the financial statements presented for prior periods. In this regard, the unaudited condensed consolidated financial statements of the company as of September 30, 2006 and 2005 consolidated the financial statements of Northport Capital Inc. and its 100% owned subsidiary Dalian Beigang. All significant inter-company accounts and transactions have been eliminated in consolidation. The information as required by paragraph D – 18 has also been disclosed in Note 2 to the unaudited condensed consolidated financial statements of the company as of September 30, 2006 and 2005.

The operations of Dalian Beigang for the years ended December 31, 2006 and 2005 are included in the consolidated financial statements as if the transactions had occurred at the beginning of the first period presented, each account stated at its historical cost. In this regard, the prior year’s financial statements and financial information have been restated to combine the previously separate entities to furnish comparative information. The results of the restatement were to increase the total assets, total current liabilities and additional paid-in capital as of December 31, 2005 by $235,123, $330,932 and $138,321 respectively, and the net income for the year ended December 31, 2005 by $74,775.

5. Related Party Transaction

11.

Please refer to your response to our prior comment number 35. It appears that your accounting here is intended to reflect as an increase in this balance the offset to the imputed interest expense related to these notes in lieu of increasing liability because there is no obligation to make payments by the obligor in relation to these amounts. Please explain to us how apparently recording these amounts as a reduction to Additional Paid In Capital as a debit while increasing the Loan Payable balance to an amount that will not be received accomplishes this purpose.

As previously explained in our response to your prior comment number 35, all related company indebtedness, either being owed to or owed by the related parties were due on demand and were made free of interest payments. The Company has followed the guidance of APB 21 and has accordingly recognized imputed interests on the related party indebtedness using the simple interest calculation method.

In recognizing imputed interest amounts, we have not increased the Loan Payable (or Receivable) balances. Our accounting entries to record in-kind contribution or distribution were either credits or debits to additional paid in capital with the corresponding credits or debits to profit and loss.

Dalian Beigang Information Industry Development Company Limited – Financial

Statements – December 31, 2005

1. Summary of Significant Accounting Policies and Organization, page 6

(J) Research and Development, page 7

12.

Please refer to your response to our prior comment number 36. Please provide to us a more detailed analysis of this color printing project with the specific references to the applicable authoritative guidance that supports your assertion that this is not a VIE under FIN 46(R).

As previously explained in our response to your prior comment number 36, the color printing project was not held in any form of legal structure and costs were treated as expenses incurred by the Company to pursue a business project which it considers to have a future business potential.

Under the interpretation of FIN 46 (R), the term “entity” refers to any legal structure to conduct activities or to hold assets. As of the present time the Company does not consider the color printing project a VIE as no such legal structure exists. At some future time, if the Company determines that the color printing project is commercially viable, it would intend to set up a wholly owned subsidiary to house this project.

11. Segments, page F-35

13.

Refer to your response to comment 38. The fact that the project is in the developmental stage would not preclude it from the requirements of SFAS 131. Please elaborate further to us about how you concluded that the color printing project is not considered a separate operating segment. Refer to paragraph 10 of SFAS 131.

The Company concurred that the color printing project is a separate operating segment and has accordingly amended its unaudited financials statements as of September 30, 2006 to show the segment information required.

We have not previously taken this view as the project then was at too early a stage of development and no concrete resources have been allocated by management to the project.

Exhibit 23.2

14.

Please have your auditors revise their letter of consent to include a reference to the audit report provided for Dalian Beigang Information Industry Development Company Limited. Additionally, please have your auditors revise their letter of consent to include a reference to their firm as an “expert” in accounting and auditing, as included on page 47 of the Registration Statement.

The Consent letter as prepared by our auditors includes comment on these issues and is attached to the filing.

          Please contact the undersigned and James Vandeberg of the Otto Law Group, PLLC, at fax number (206) 262-9513 with any further comments or to confirm that the Staff will not have any further comments on the Form SB-2. Thank you.

Sincerely,
Northport Capital Inc.

/s/ James Wang
James Wang
Chief Financial Officer